Joel Rubinstein

Partner

(212) 294-5336

JRubinstein@winston.com

March 27, 2020

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DEAC NV Merger Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 12, 2020

File No. 333-235805

Dear Ms. Bagley:

On behalf of our client, DEAC NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 23, 2020, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed via EDGAR on March 12, 2020 (the “Amendment No. 2”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Form S-4 (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 3 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

The Private Placement, page 96

1.	We note your response to comment 7, but we are not persuaded by your response. It appears from the disclosure in your filing and subscription agreement that investors in the private placement invested with the expectation of receiving shares of New DraftKings and not shares of DEAC. Because such investors have already been offered shares of New DraftKings, and have made an investment decision to pay for and take delivery of shares of New DraftKings, it appears the issuance of such shares to these investors was conducted through the private placement. Because the private placement of the shares of New DraftKings to these investors appears to be complete, this transaction would not be registered on the Form S-4. Therefore, please remove the private placement shares from your proxy/registration statement, or provide us with a detailed legal analysis as to why you are eligible to register these shares on this S-4 proxy/registration statement.

U.S. Securities and Exchange Commission March 27, 2020 Page 2

Response: In response to the Staff’s comment, the Company has removed the private placement shares and warrants from Amendment No. 3.

Notes to the Unaudited Pro Forma Combined Financial Statements

Basis of Presentation, page 163

2.	You continue to disclose herein you are evaluating the accounting treatment of the issuance of New DraftKings Class B common stock in connection with the Business Combination. Please provide us and disclose the basis for your accounting treatment when the evaluation is completed.

Response: The Company advises the Staff that the Company has removed the disclosure on page 164 of Amendment No. 3 related to the evaluation of the accounting treatment related to the issuance of the New DraftKings Class B common stock.

The super-voting structure of New DraftKings was an important feature of the governance of the combined company and was intended to memorialize in the public company that Mr. Robins has been the strategic and operational visionary that is primarily responsible for the success of DraftKings as a private company. Mr. Robins, as one of the co-founders of DraftKings and the Chief Executive Officer of DraftKings was viewed by the DraftKings’ board of directors as the architect of DraftKings’ strategic vision and key to the management and success of DraftKings, as it evolved into a publicly traded company. While Mr. Robins holds less than 10% equity ownership in DraftKings (and will have less than 3% equity ownership in New DraftKings), as a private company, Mr. Robins was primarily responsible for the success of DraftKings, and for recruiting and selecting the members of the DraftKings board of directors and the senior management team, having led DraftKings strategically and operationally with a strong focus on creating long term value for DraftKings stakeholders.

DEAC and the DraftKings board of directors determined that it was important to the long term stability and success of DraftKings to preserve Mr. Robins’ role as the primary strategic and operational leader of DraftKings as it transitioned to a public company in order to promote stability and independence, and to allow Mr. Robins to lead the senior management team with a focus on creating long-term value for the combined company. Investors in the private placement agreed that a super-voting class structure for the combined company would be favorable and would allow management to focus on the long-term prospects of the business in order to maximize returns for the shareholders. However, none of the parties to the Business Combination expect that the public company shareholders would assign any value to New DraftKings Class B common stock. With that in mind, DEAC and the board of directors of DraftKings, with input from their respective advisors, determined that the effective status quo should be maintained as DraftKings became a public company and further determined that Mr. Robins’ resulting ownership percentage should be approximately 90% of the voting power of the fully diluted voting rights in New DraftKings on a fully-diluted basis in order to preserve Mr. Robins’ effective voting control while allowing New DraftKings the freedom to pursue strategic transactions using shares as consideration.

U.S. Securities and Exchange Commission March 27, 2020 Page 3

DEAC and the board of directors of DraftKings also determined that the New DraftKings Class B common stock should only give Mr. Robins voting rights, not any economic rights. As a result, the New DraftKings Class B common stock will not be entitled to dividends and will have only a nominal participation in any liquidation of New DraftKings, which participation will rank junior to the New DraftKings Class A common stock (the participation of which in liquidation is uncapped).

The New DraftKings Class B shares also provide no value to Mr. Robins that he can realize through a sale or transfer of the shares and the rights Mr. Robins enjoys as a holder of the Class B shares terminate if his involvement in managing and overseeing the Company is materially reduced. New DraftKings Class B common stock is also generally non-transferrable, other than to a Permitted Class B Owner (as defined in the Proposed Charter) or in connection with a divorce or domestic relations order or decree. Furthermore, the New DraftKings Class B common stock is subject to a “sunset” if Mr. Robins no longer (i) serves in a senior executive or board role with New DraftKings, or (ii) holds more than a specified amount of New DraftKings shares. As detailed in the Proposed Charter, each share of New DraftKings Class B common stock will be (1) automatically canceled for no consideration in the event that shares of Class A common stock that are then held by Permitted Class B Owners (including without limitation all shares of Class A common stock that are the subject of unvested stock options or other equity awards held by Mr. Robins) represent less than 33% of Base Class A Shares (as defined in the Proposed Charter) and (2) subject to cancelation by New DraftKings (without consideration) one year after the date that both of the following conditions apply: (a) the earliest to occur of (i) Mr. Robins’ employment as Chief Executive Officer of New DraftKings being terminated due to termination of employment for cause or due to death or permanent disability and (ii) Mr. Robins resigns (other than for good reason) as the Chief Executive Officer of New DraftKings and (b) either (i) Mr. Robins no longer serves as a member of the board of directors of New DraftKings or (ii) Mr. Robins’ service to New DraftKings is not his primary business occupation.

Based on, among other things, the structure of the New DraftKings Class B common stock, including its lack of economic rights, lack of participation rights and an inability to monetize by transfer or assignment to a third party, the Company determined that the New DraftKings Class B common stock has an immaterial accounting impact.

DraftKings’ management applied an approach that estimated only the value attributable to the New DraftKings Class B common stock enhanced voting rights when estimating the value of these shares. This was accomplished by observing differences in trading prices between (i) companies with a common stock share class with enhanced voting rights and (ii) companies’ common stock with ordinary or limited voting rights. This approach was adopted because the Class B shares lack economic substance and we estimate that the only value the Class B shares possess relate to their enhanced voting rights. DraftKings’ management considered whether the Class B common stock could be a compensatory arrangement, and ultimately determined that the value of the Class B shares are immaterial because the incremental rights enjoyed by Mr. Robins are immaterial and non-economic. Additionally, the public issuers that DraftKings’ management identified with similar structures were either silent as to value or disclosed nominal values, further supporting DraftKings’ conclusion of immaterial value.

In addition to the lack of economic substance or economic distribution rights, limited liquidity and restrictions on transferability of the Class B shares, the primary purpose of these shares will be to maintain the operating protocols and contributions to the organization that Mr. Robins has made historically, not to enhance his position.

U.S. Securities and Exchange Commission March 27, 2020 Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 181

3.	We note your disclosure on page 47 that “[t]he occurrence and threat of coronavirus could cause professional sports leagues in the United States to cancel or postpone sporting events or hold them without live spectators. In the event that a public health pandemic, such as the coronavirus, results in cancellation of sporting events or significant changes in how they are conducted, this could reduce customers’ use of, or spending on, our product offerings, which could adversely impact our business, financial condition and results of operations.” We note that the NBA has suspended the remainder of this year’s season, the NHL has suspended the remainder of this year’s season, the NCAA Men’s basketball tournament has been cancelled, and the MLB has delayed its 2020 baseball season, all due to the spread of COVID-19. We further note the “Important Coronavirus Update” contained on your website relating to refunds you will issue and the closure of certain retail sportsbook operations. Please revise your disclosure to explain how the sporting event cancellations and the continued spread of the virus have materially impacted, or may materially impact, your financial condition and results of operations.

Response: The Company has revised the disclosure on pages 221, 240 and 241 of Amendment No. 3 to address the Staff’s comment. In addition, the Company has revised the risk factor disclosure on page 47 of Amendment No. 3 in light of the spread of COVID-19, and each of DraftKings and SBTech have included COVID-19 in the subsequent event footnotes to their respective financial statements.

DraftKings’ Executive and Director Compensation

Summary Compensation Table, page 292

4.	Please update your Executive Compensation Disclosure to include non-equity incentive plan bonus amounts for 2019. In this regard, we note that footnote 3 to your Summary Compensation Table states that “[t]he bonus earned by each Named Executive Officer under [y]our annual bonus plan for 2019 is . . . expected to be determined by March 13, 2020.”

Response: The Company has revised the disclosure on pages 293 to 294 of Amendment No. 3 to address the Staff’s comment.

Item 21. Exhibits and Financial Statement Schedules, page II-1

5.	We note that you have filed a “form of” tax opinion of Winston & Strawn LLP as an exhibit to your registration statement, and the footnotes to your exhibit index indicate that this exhibit 8.1 was previously filed. Please amend your filing to include an executed tax opinion, or tell us why you are not required to do so. See Item 601(b)(8) of Regulation S-K, and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Response: The Company has filed an executed tax opinion of Winston & Strawn LLP as an exhibit to Amendment No. 3.

General

6.	We note that, in your letter dated February 13, 2020, in response to comment 9 in our comment letter dated February 2, 2020, you stated that “DraftKings is currently reviewing the Kambi agreement and believes that it contains confidentially sensitive information, but will file a redacted copy of the agreement in a subsequent filing of the proxy statement/prospectus, subject to first seeking confidential treatment for certain competitively sensitive information contained in the agreement.” It appears that you did not file this exhibit with your amended proxy/registration statement. Please amend your filing to include this exhibit, or tell us why you do not believe you are required to do so, considering that you have undertaken to do so in a previous response letter.

U.S. Securities and Exchange Commission March 27, 2020 Page 5

Response: The Company has filed the Kambi agreement and an addendum to such agreement as exhibits 10.5 and 10.6, respectively, to Amendment No. 3, and has redacted information in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 3.

Sincerely yours,
/s/ Joel L. Rubinstein

cc:	Eli Baker, DEAC NV Merger Corp.

R. Stanton Dodge, DraftKings Inc.

Scott Miller, Sullivan & Cromwell LLP